Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated April 26, 2018 and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction.

Notice of Offer to Purchase for Cash by

of

Up to $500,000,000 of Shares of Its Common Stock

At a Purchase Price Not Greater Than $56.00 Per Share

And Not Less Than $50.00 Per Share

CIT Group Inc., a Delaware corporation (“CIT”), is offering to purchase shares of its common stock, par value $0.01 per share (the “Shares”), for cash up to an aggregate purchase price of $500,000,000, at a per Share price not greater than $56.00 and not less than $50.00, net to the tendering stockholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 26, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON MAY 23, 2018, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, CIT will determine a single price per Share (the “Purchase Price”), which will be not greater than $56.00 and not less than $50.00 per Share, that CIT will pay, subject to “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, for Shares properly tendered in the Offer and not properly withdrawn, and accepted for payment, taking into account the number of Shares tendered pursuant to the Offer and the prices specified by the tendering stockholders. The Purchase Price will be the lowest price per Share (in increments of $0.25) of not greater than $56.00 and not less than $50.00 per Share, at which Shares have been properly tendered in the Offer and not properly withdrawn, that will enable CIT to purchase the maximum number of Shares properly tendered in the Offer and not properly withdrawn having an aggregate purchase price not exceeding $500,000,000 (or, if the Offer is not fully subscribed, all Shares properly tendered and not properly withdrawn). All Shares purchased in the Offer will be purchased at the same Purchase Price regardless of whether the stockholder tendered at a lower price. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, it is possible that not all of the Shares tendered at or below the Purchase Price will be purchased if Shares having an aggregate purchase price in excess of $500,000,000 are properly tendered and not properly withdrawn. Shares tendered but not purchased in the Offer will be returned to the tendering stockholders at CIT’s expense promptly after the Expiration Date.

The Offer is not conditioned on the receipt of financing or any minimum value of Shares being tendered. The Offer, however, is subject to other conditions set forth in the Offer to Purchase.

THE BOARD OF DIRECTORS OF CIT HAS AUTHORIZED THE OFFER. HOWEVER, NONE OF CIT, THE MEMBERS OF ITS BOARD OF DIRECTORS, CREDIT SUISSE SECURITIES (USA) LLC (THE “DEALER MANAGER”), THE INFORMATION AGENT (AS DEFINED BELOW) OR THE DEPOSITARY (AS DEFINED BELOW) MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THE STOCKHOLDER’S SHARES OR AS TO ANY PRICE AT WHICH THE STOCKHOLDER MIGHT TENDER SHARES. STOCKHOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER THEIR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE OR PRICES TO TENDER. PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER, STOCKHOLDERS SHOULD READ CAREFULLY THE INFORMATION IN THE OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING THE PURPOSES AND EFFECTS OF THE OFFER. STOCKHOLDERS SHOULD DISCUSS WHETHER TO TENDER THEIR SHARES WITH THEIR BROKER, IF ANY, OR OTHER FINANCIAL OR TAX ADVISOR.

Upon the terms and subject to the conditions of the Offer, including the provisions relating to “odd lot” priority, proration and conditional tender described in the Offer to Purchase, CIT will purchase Shares properly tendered at or below the Purchase Price and not properly withdrawn on or before the Expiration Date having an aggregate purchase price of up to $500,000,000 (or such greater amount as it may elect to purchase, subject to applicable law). If the number of Shares properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date would result in an aggregate purchase price of more than $500,000,000, CIT will purchase Shares in the following order of priority:

•	First, CIT will purchase all odd lots of less than 100 Shares from stockholders who properly tender all of their Shares at or below the Purchase Price and who do not properly withdraw them before the Expiration Date (tenders of less than all of the Shares owned, beneficially or of record, by such Odd Lot Holder (as defined in the Offer to Purchase) will not qualify for this preference) (“Preferred Odd Lots”);

•	Second, after purchasing all Preferred Odd Lots that were properly tendered at or below the Purchase Price and not properly withdrawn, CIT will purchase Shares from all other stockholders who properly tender Shares at or below the Purchase Price and who do not properly withdraw them before the Expiration Date (except for stockholders who tendered Shares conditionally for which the condition was not satisfied), on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, until CIT has acquired purchased Shares having an aggregate purchase price of $500,000,000 (or such greater amount as CIT may elect to purchase, subject to applicable law); and

•	Third, only if necessary to permit CIT to purchase Shares having an aggregate purchase price of $500,000,000 (or such greater amount as CIT may elect to purchase, subject to applicable law), CIT will purchase Shares from stockholders who have properly tendered Shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have properly tendered all of their Shares at or below the Purchase Price and not properly withdrawn them before the Expiration Date.

All Shares tendered and not purchased in the Offer will be returned to stockholders at CIT’s expense promptly following the Expiration Date. CIT expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the conditions set forth in the Offer to Purchase shall have occurred or shall be deemed by CIT to have occurred, to extend the period of time during which the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date. In addition, unless tendered Shares have already been accepted for payment, they may be withdrawn at any time after 11:59 p.m., New York

City time, on May 23, 2018. For a withdrawal to be effective, a notice of withdrawal must be in writing, must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares.

For purposes of the Offer, CIT will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, Shares that are properly tendered at or below the Purchase Price and not properly withdrawn only when, as and if CIT gives oral or written notice to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), of its acceptance of the Shares for payment in the Offer. Payment for Shares tendered and accepted for payment in the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of certificates for Shares or confirmation of book-entry transfer of Shares into the Depositary’s account at DTC, a properly completed and duly executed Letter of Transmittal or an Agent’s Message (as defined in the Offer to Purchase), in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

Stockholders desiring to tender Shares under the Offer must follow the procedures set forth in the Offer to Purchase and in the Letter of Transmittal, including doing one of the following before 11:59 p.m., New York City time, on May 23, 2018, or any later time and date to which the Offer may be extended:

•	If you hold your Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee (i.e., in “street name”), you must contact your broker, dealer, commercial bank, trust company or other nominee if you wish to tender your Shares (stockholders should note that if a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it is likely that they have an earlier deadline for accepting the Offer and hence we urge you to contact the broker, dealer, commercial bank, trust company or other nominee holding your Shares to find out their deadline);

•	If you hold your certificates registered in your own name, you must complete and sign a Letter of Transmittal according to the instructions to the Letter of Transmittal and deliver it, together with any required signature guarantees, the certificates for your Shares and any other documents required by the Letter of Transmittal, to the Depositary before 11:59 p.m., New York City time, on May 23, 2018, or such later time and date to which we may extend the Offer; or

•	If you are an institution participating in DTC, you must tender your Shares according to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase.

Stockholders desiring to tender their Shares but whose certificates are not immediately available, or who are unable to complete the procedure for book-entry transfer or to make delivery of all required documents to the Depositary before the Expiration Date, may tender their Shares by complying with the procedures for guaranteed delivery as provided for in the Offer to Purchase and Letter of Transmittal.

CIT will decide, in its reasonable discretion, all questions as to the number of Shares to be accepted, the Purchase Price to be paid for Shares to be accepted and the validity, form and eligibility, including time of receipt, and acceptance for payment of any tender of Shares, and each such decision will be final and binding on all persons participating in the Offer. None of CIT, the Dealer Manager, the Information Agent, the Depositary or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any such person incur any liability for failure to give any notice.

If you are a U.S. Holder (as defined in the Offer to Purchase), the receipt of cash for your tendered Shares generally will be treated for United States federal income tax purposes either as (a) a sale or exchange eligible for capital gain or loss treatment or (b) a distribution. If you are a Non-U.S. Holder (as defined in the Offer to Purchase), the payment of cash for your tendered Shares may be subject to United States federal income tax withholding. Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the United States federal income tax consequences of participating in the Offer and should consult their tax advisors.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

CIT believes that the repurchase of Shares pursuant to the Offer is consistent with our long-term goal of maximizing stockholder value and our prior disclosures concerning potential uses for our excess capital. This capital return is being made pursuant to our 2017 Amended Capital Plan, for which we have received a “non-objection” from the Federal Reserve Bank of New York. The 2017 Amended Capital Plan authorizes us to return an additional $800 million of common equity on or before June 30, 2018, subject to the issuance of at least $400 million of Tier 2 qualifying subordinated debt. CIT issued $400 million of Tier 2 qualifying subordinated notes due 2028 on March 9, 2018.

CIT continues to explore other options for returning the additional common equity to our shareholders, including any amounts not tendered in this Offer, on or before June 30, 2018. Other options may include dividends and/or share repurchases, though the manner and timing of any additional capital return has not yet been determined. CIT will take into account our results of operations, financial position and capital requirements, general business conditions and other factors we deem relevant, in determining whether, when and how to make any subsequent capital return. In determining to proceed with the Offer, our executive management and our Board of Directors evaluated the Company’s operations, financial condition, capital needs, regulatory requirements, strategy and expectations for the future and believe that the Offer is a prudent use of our financial resources.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee stockholders and similar persons whose names, or the names of whose nominees, appear on the stockholder list of CIT or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares. Additional copies of the Offer to Purchase and the Letter of Transmittal may be requested from Georgeson LLC, the information agent for the Offer (the “Information Agent”), at the expense of CIT at the address and telephone numbers set forth below. Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer. CIT also has filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission that includes additional information relating to the Offer. The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Act of 1934, as amended, is contained in the Offer to Purchase and is herein incorporated by reference.

The Information Agent for the Offer is:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

(866) 695-6075 The Depositary for the Offer is:

Computershare Trust Company, N.A.

By First-Class, Registered or Certified Mail:	By Express Mail or Overnight Delivery:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

The Dealer Manager for the Offer is:

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

Call Toll-Free: (800) 318-8219

April 26, 2018